                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|         ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
            ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002
                          -----------------

                                       OR

|_|         TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF THE  SECURITIES
            EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ---------------    --------------

                        Commission file number 001-02394
                                               ---------

            A. Full title of the plan and the address of the plan,  if different from that of the issuer named below:

                           Handy & Harman Savings Plan
                           555 Theodore Fremd Avenue
                           Rye, NY 10580

            B. Name of issuer of the  securities  held  pursuant to the plan and the address of its principal executive office:

                           WHX Corporation
                           110 East 59th Street
                           New York, New York  10022

Handy & Harman
Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2002 and 2001

Handy & Harman Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001
Contents
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors                                              1

Financial Statements:

   Statements of Net Assets Available for Benefits                          2

   Statement of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                          4-9

Supplemental Schedule:

  Schedule H - Line 4i - Schedule of Assets (Held at End of Year)          10

Signatures                                                                 11

Exhibit Index                                                              12

                         REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of
Handy & Harman Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the  related  statement  of  changes in net assets  available  for  benefits present fairly, in all material respects,  the net assets available for benefits of Handy & Harman  Savings  Plan (the  "Plan") at December 31, 2002 and 2001 and
the changes in net assets available for benefits for the year ended December 31,
2002 in conformity with accounting  principles  generally accepted in the United
States of America.  These  financial  statements are the  responsibility  of the
Plan's  management;  our  responsibility  is to  express  an  opinion  on  these financial  statements  based on our  audits.  We  conducted  our audits of these statements  in  accordance  with auditing  standards  generally  accepted in the
United  States of America,  which  require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management, and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of assets held for investment  purposes is presented for the purpose of additional analysis and is not a required part of the basic  financial  statements but is  supplementary information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income Security Act of
1974. This supplemental schedule is the responsibility of the Plan's management.
The supplemental  schedule has been subjected to the auditing procedures applied in the audit of the basic financial  statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic  financial  statements taken as a whole.

July 14, 2003

Handy & Harman Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                      2002           2001
 Assets

 Mutual funds at fair value (cost - $26,560,816 and $26,157,653)    $23,528,859   $24,794,395
 Common trust at fair value (cost - $4,658,043 and $2,800,038)        4,658,043     2,800,038
 Common stock at fair value (cost - $1,267,470 and $711,800)            866,649       892,864
 Participant loans                                                    1,530,124     1,258,857
                                                                    -----------   -----------
                                                                     30,583,675    29,746,154

 Receivables
    Employer matching contributions                                      54,168        41,401
    Participant contributions                                           216,267       170,388
    Other                                                                     -         1,026
                                                                    -----------   -----------

 Total receivables                                                      270,435       212,815
                                                                    -----------   -----------

 Net assets available for benefits                                  $30,854,110   $29,958,969
                                                                    ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                        2

Handy & Harman Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

 Additions
    Investment income
      Net appreciation/depreciation in fair value of investments        $ (3,970,109)
      Interest                                                               104,604
      Dividends                                                              684,828
                                                                        ------------
                                                                          (3,180,677)
    Contributions
      Participant                                                          3,044,359
      Employer matching                                                      677,014
                                                                        ------------
                                                                           3,721,373
                                                                        ------------
   Transfers
      Transfers in from affiliated plan                                    4,282,306
                                                                        ------------

 Total additions                                                           4,823,002
                                                                        ------------

 Deductions
    Benefits paid to participants                                          3,921,958
    Administrative expenses                                                    5,903
                                                                        ------------

 Total deductions                                                          3,927,861
                                                                        ------------

 Net increase                                                                895,141

 Net assets available for benefits
   Beginning of year                                                      29,958,969
                                                                        ------------

   End of year                                                          $ 30,854,110
                                                                        ============

The accompanying notes are an integral part of these financial statements.

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

        The following brief  description of the Handy & Harman Savings Plan (the
        "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the
        Plan's provisions.

        The  Plan  is a  defined  contribution  plan  subject  to  the  Employee
        Retirement Income Security Act of 1974 ("ERISA").  The Plan's assets are held in trust by T. Rowe Price Trust Company.  The general operation and administration  of the  Plan  are  carried  out  by  the  Administrative
        Committee for the Plan (the "Committee").

        Any  employee  of Handy & Harman  and  participating  subsidiaries  (the
        "Company")  who is not subject to a collective  bargaining  agreement of the Company  which  prohibits  participation  in the Plan is eligible to become a member of the Plan after three months of service.

        On September 14, 1999,  assets  amounting to $2,341,596 were merged into the Plan from the Sumco Inc.  401(k)  Plan.  Sumco Inc.  ("Sumco")  is a
        wholly  owned  subsidiary  of  Handy &  Harman.  Sumco  employees  began participating in the Plan on July 1, 1999.

        On May 2, 2002, assets amounting to $4,282,306 were merged into the Plan from the Olympic  Manufacturing Group 401(k) Plan. Olympic Manufacturing
        ("Olympic")  is a wholly  owned  subsidiary  of Handy & Harman.  Olympic employees began participating in the Plan on May 7, 2002.

        CONTRIBUTIONS
        For each plan  year,  participants  may  contribute  up to 15% of pretax annual  compensation,  as defined  in the Plan,  not to exceed an annual maximum as determined by Internal Revenue Service Rules and Regulations.
        Participants  may  also  rollover  contributions  from  other  qualified defined benefit or defined  contribution  plans. For Sumco participants, the Company  contributes  an amount equal to 75% of the first 4% of base compensation  that a participant  contributes  to the Plan.  For Olympic participants,  the  Company  contributes  an amount  equal to 50% of the first 4% of base  compensation  that a  participant  contributes  to the
        Plan.  For all other  participants,  the Company  contributes  an amount equal to 50% of the  first 3% of base  compensation  that a  participant contributes to the Plan.

        From January 1, 1999 until July 1, 1999,  the date of the Plan's  merger with the Sumco Inc.  401(k) Plan,  all employer  matching  contributions were  made to the WHX  Stock  Fund.  Beginning  July 1,  1999,  employer matching  contributions to Sumco  participants  were allocated among the various investment funds according to participants' elections. Beginning
        May  7,  2002,  employer  contributions  to  Olympic  participants  were allocated among the various  investment funds according to participants'
        elections.  Employer  matching  contributions to all other  participants continue to be made to the WHX Stock Fund.

        Participant   contributions   may   be   limited   as  the   result   of
        nondiscrimination  test criteria as defined by the Internal Revenue Code of 1986, as amended.

        VESTING
        Participants  are  immediately  vested  in the  entire  value  of  their accounts, including employer contributions plus actual earnings thereon.

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

        INVESTMENT OPTIONS
        Each  participant  in the Plan  elects to have his or her  contributions invested in any one or a combination  of investment  funds.  These funds are described as follows:

            T. ROWE PRICE MID CAP GROWTH FUND - This fund invests in the common stocks of medium-sized companies. 323 participants have elected to invest in this fund.

            T. ROWE PRICE SMALL CAP VALUE FUND - This fund invests in the common stocks of small sized companies.  342  participants  have elected to invest in this fund.

            T. ROWE PRICE PRIME RESERVE FUND - This fund is an actively  managed portfolio with  investments in money market funds.  330 participants have elected to invest in this fund.

            MASSACHUSETTS   INVESTORS  GROWTH  STOCK  FUND  -  This  fund  seeks
            investments it believes to have better than average long-term growth potential with an emphasis on quality companies. The fund may invest up to 50% in foreign  securities.  290 participants  have elected to invest in this fund.

            MASSACHUSETTS  INVESTORS TRUST - This trust seeks reasonable current income  and  long-term  growth of income  and  capital.  It  invests primarily in stocks  representing well known companies across a wide range of industries. 172 participants have elected to invest in this fund.

            T. ROWE PRICE  EQUITY  INDEX 500 FUND - This fund invests in the 500 stocks  that make up the S&P 500(R)  Index.  231  participants  have elected to invest in this fund.

            T.  ROWE  PRICE  INTERNATIONAL  STOCK  FUND - This fund  invests  in established  non-U.S.  companies.  It is  diversified  in developed, newly industrialized,  and emerging countries. 256 participants have elected to invest in this fund.

            T. ROWE PRICE SPECTRUM GROWTH FUND - This fund invests in seven U.S.
            stock  funds,  one  international  stock fund,  and one money market fund. 483 participants have elected to invest in this fund.

            MFS TOTAL RETURN FUND - This fund,  under normal market  conditions, invests at least 25% of the  portfolio  in fixed  income  securities
            (bonds)  and at least 40% of the  portfolio  in stocks  with no more than 75% of assets invested in stocks.  85 participants have elected to invest in this fund.

            T.  ROWE  PRICE  CAPITAL  APPRECIATION  FUND  -  This  fund  invests primarily in stocks. 513 participants have elected to invest in this fund.

            T. ROWE PRICE SPECTRUM  INCOME FUND - This fund invests in five U.S.
            bond funds, two  international  bond funds, a money market fund, and an  income-oriented  stock fund.  397  participants  have elected to invest in this fund.

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

            T. ROWE PRICE  STABLE VALUE FUND - This common trust fund invests in investment contracts issued by high-quality  insurance companies and banks as rated by T. Rowe Price Associates, Inc., the advisor to the fund's sponsor,  T. Rowe Price Trust Company.  482 participants have elected to invest in this fund.

        BENEFIT PAYMENTS
        Participants  can receive the full current  value of their  account upon
        termination,   including  death  or  permanent  and  total   disability.
        Provision has been made to permit early  withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

        FORFEITURES
        At December 31, 2002, forfeited account balances totaled $17,198.  These forfeitures  resulted from Olympic participant  forfeitures prior to the
        Olympic  Manufacturing  Inc.  401(k) Profit Sharing Plan merger with the
        Handy & Harman Savings Plan.  During 2002,  $14,821 of forfeitures  were used to reduce employer contributions.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The Plan's financial  statements have been prepared on the accrual basis
        of  accounting  in  accordance  with  accounting   principles  generally
        accepted in the United States of America.

        INVESTMENT VALUATION AND INCOME RECOGNITION

        The Plan's  investments  are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset  value of the shares  held by the Plan at year end.  Funds invested  in WHX common  stock are valued at its  quoted  market  price.
        Participant  loans receivable are valued at cost, which approximate fair value.

        Purchases  and sales of securities  are recorded on a trade-date  basis.
        Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        PARTICIPANT LOANS
        Participants may borrow from their fund accounts a minimum of $500 up to a maximum of 50 percent of their account balance, not to exceed $50,000.
        Loan terms typically range from 1-5 years and are secured by the balance in the  participant's  account.  The interest  rate on the loan is prime plus 1% at the  date  of the  loan  application.  For  the  years  ended
        December 31, 2002 and 2001, the interest rate on loans ranged from 5.25%
        to 10.5%.  Through  payroll  deductions,  the  principal and interest is repaid directly to the participant's account.

        PAYMENT OF BENEFITS
        Benefits are recorded when paid.

        ADMINISTRATIVE EXPENSES
        With the  exception of investment  advisory  fees paid by the Plan,  all other administrative expenses are paid by the Company.

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

        USE OF ESTIMATES
        In accordance with generally accepted  accounting  principles,  the Plan has made a number of estimates and assumptions relating to the reporting of assets and  liabilities  and the disclosure of contingent  assets and liabilities to prepare these financial statements.  Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES
        The Plan provides for various  investment  options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks,  such as interest rate,  market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty  related to changes in the value of  investment  securities,  it is at  least  reasonably  possible  that changes in risks in the near term would materially affect  participants'
        account balances and the amounts reported in the Statement of Net Assets
        Available  for  Benefits  and the  Statement  of  Changes  in Net Assets
        Available for Benefits.

        PRESENTATION
        The Plan  presents in the  Statement of Changes in Net Assets  Available
        for Benefits the net  appreciation  (depreciation)  in the fair value of its  investments  which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.      INVESTMENTS

        The  following  presents  investments  that  represent 5% or more of the
        Plan's net assets:

                                                                                   2002              2001

        T. Rowe Price Mid Cap Growth Fund, 51,848 and 40,184                  $ 1,609,367       $ 1,583,238
          shares, respectively
        T. Rowe Price Spectrum Growth Fund, 421,180 and 438,941                 4,687,737         6,175,899
          shares, respectively
        T. Rowe Price Capital Appreciation Fund, 359,640 and 324,157            5,110,482         4,745,657
          shares, respectively
        T. Rowe Price Prime Reserve Fund, 2,208,571 and 2,544,746               2,208,571         2,544,746
          shares, respectively
        T. Rowe Price Stable Value Fund, 4,658,043 and 2,800,038                4,658,043         2,800,038
          shares, respectively
        T. Rowe Price Spectrum Income Fund, 271,123 and 241,180                 2,917,280         2,556,506
          shares, respectively
        Massachusetts Investors' Growth Fund, 197,222 and 176,989               1,820,356         2,281,391
          shares, respectively
        T. Rowe Price Equity Index 500 Fund, 46,488 and 50,355                  1,100,366         1,552,947
          shares, respectively
        T. Rowe Price Small Cap Value Fund, 105,039 and 88,341                  2,304,549         2,001,807
          shares, respectively

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

        During  2002,  the  Plan's  investments  (including  gains or  losses on
        investments   bought  and  sold,  as  well  as  held  during  the  year)
        depreciated in value by $3,970,109, as follows:

        Mutual funds                                     $(3,514,421)
        WHX Stock Fund                                      (455,688)
                                                         ------------
        Total investments                                $(3,970,109)
                                                         ------------

4.      NONPARTICIPANT-DIRECTED INVESTMENTS

        Information  about the net assets and the significant  components of the
        changes  in  net   assets   relating   to  the   nonparticipant-directed
        investments is as follows:

                                                             2002              2001
       Net assets
         WHX Stock Fund                                  $  866,649        $  892,864
         Employer matching contributions receivable -
         WHX Stock Fund                                      35,606            35,701
                                                         ----------        ----------
                                                         $  902,255        $  928,565
                                                         ----------        ----------

       Changes in net assets
          Contributions                                  $  493,888
          Net depreciation                                 (455,688)
          Loan repayments                                    14,232
          Loan interest income                                1,201
          Benefits paid to participants                     (79,943)
                                                         ----------
                                                         $  (26,310)
                                                         -----------

5.     TAX STATUS

        The Internal  Revenue Service has determined and informed the Company by letter  dated  February 22,  1996,  that the Plan and related  trust are designed in accordance with applicable  sections of the Internal Revenue
        Code (IRC). The Plan has been amended since receiving the  determination letter.  However,  the plan  administrator  and the Plan's  tax  counsel believe  that the Plan is designed and is  currently  being  operated in compliance with applicable requirements of the IRC.

6.      PLAN TERMINATION

        Although it has not  expressed  any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the  provisions of ERISA.  In the event of plan  termination,  participants will become 100 percent vested in their accounts.

        In the event of  termination,  the  trustee is not  required to make any distributions  from the trust  until  such  time as the IRS  shall  have determined in writing that such  termination  will not adversely  affect the tax qualification of the Plan.

Handy & Harman Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.      RELATED PARTY TRANSACTIONS

        At  December   31,   2002  and  2001,   $25,394,238   and   $24,724,925,
        respectively,  was invested in funds managed by T. Rowe Price,  the Plan trustee.  At December 31, 2002 and 2001, the WHX Stock Fund included net assets of $902,255 and $928,565, respectively.

Handy & Harman Savings Plan
Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002
--------------------------------------------------------------------------------

                          (b)                                                                                      (e)
              Identity of Issue, Borrower,               (c)                                   (d)               Current
   (a)          Lessor or Similar Party          Description of Investment                     Cost               Value
----------    ----------------------------       -----------------------------------        ------------      ------------

    *          WHX Stock                         WHX Stock Fund                             $ 1,923,877       $   866,649
    *          T. Rowe Price                     Capital Appreciation Fund                                      5,110,482
    *          T. Rowe Price                     Equity Index 500 Fund                                          1,100,366
    *          T. Rowe Price                     International Stock Fund                                         797,841
    *          T. Rowe Price                     Mid Cap Growth Fund                                            1,609,367
    *          T. Rowe Price                     Prime Reserve Fund                                             2,208,571
    *          T. Rowe Price                     Small Cap Value Fund                                           2,304,549
    *          T. Rowe Price                     Spectrum Growth Fund                                           4,687,737
    *          T. Rowe Price                     Spectrum Income Fund                                           2,917,280
    *          T. Rowe Price                     Stable Value Fund                                              4,658,043
               MFS Investment Management         Mass. Investors Growth Fund                                    1,820,356
               MFS Investment Management         Mass. Investors Trust                                            722,480
               MFS Investment Management         MFS Total Return Fund                                            249,829
    *          Loans to participants             Participant Loans - prime rate plus 1%                         1,530,124

                                       10

                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Handy & Harman Savings Plan

Date:  July 15, 2003        /s/ Paul E. Dixon
                            ----------------------------------------------------
                            Name:  Paul E. Dixon
                            Title: Senior Vice President, General Counsel and
                                   Secretary
                            Handy & Harman Savings Plan Administrative Committee

                                 EXHIBIT INDEX

Exhibit No.                                  Description
-----------                   --------------------------------------------------

Exhibit 23.1                 Consent of PricewaterhouseCoopers LLP regarding the
                             Handy & Harman Savings Plan

Exhibit 99.1                 Certification   of  Principal   Executive   Officer
                             pursuant to Section 906 of the  Sarbanes-Oxley  Act
                             of 2002

Exhibit 99.2                 Certification   of  Principal   Financial   Officer
                             pursuant to Section 906 of the  Sarbanes-Oxley  Act
                             of 2002

                                       12